KH 9/8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 30097

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING___July 1, 2010___ AND ENDING___June 30, 2011___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Portsmouth Financial Services

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

625 Market Street, 7th Floor
_____
                              (No. and Street)

San Francisco, California 94105
_____
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dennis P. Collins   (415) 543-8500
_____
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

K. H. Wm. Krueger, Certified Public Accountant
_____
              (Name – *if individual, state last, first, middle name*)

591 Redwood Highway, Suite 5295, Mill Valley, California 94941
_____
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

11022742

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____Dennis P. Collins_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Portsmouth Financial Services_____ , as
of _____June 30_____ , 20 11 , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

                                              Signature

                        President & C.E.O.
                                              Title

_____
          Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



21 PORTSMOUTH FINANCIAL SERVICES

REPORT ON EXAMINATION OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

YEAR ENDED JUNE 30, 2011

K. H. Wm. KRUEGER
CERTIFIED PUBLIC ACCOUNTANT

K. H. Wm. Krueger
CERTIFIED PUBLIC ACCOUNTANT

August 17, 2011

Dennis Collins
Portsmouth Financial Services
625 Market Street, 7th Floor
San Francisco, California 94105

REPORT OF INDEPENDENT AUDITOR

I have audited the statement of financial condition of **Portsmouth Financial Services** as of **June 30, 2011**, and related statements of operations, changes in shareholder's equity and cash flow for the year then ended (that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934). These financial statements are the responsibility of the management of **Portsmouth Financial Services.** My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board of the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly the financial position, in all material respects, of **Portsmouth Financial Services** as of **June 30, 2011**, and the results of its operations, changes in shareholder's equity and cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Certified Public Accountant

PORTSMOUTH FINANCIAL SERVICES

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2011

ASSETS

CASH AND CASH EQUIVALENTS	$ 112 841
DEPOSIT - PERSHING & CO.	50 000
COMMISSIONS RECEIVABLE	249 571
PREPAID EXPENSES AND OTHER ASSETS	46 444
INCOME TAXES ($21,447 refundable)	22 247
FURNITURE AND EQUIPMENT, less accumulated depreciation of $52,662	9 955
	$ 491 058

LIABILITIES AND SHAREHOLDERS EQUITY

SALARIES AND COMMISSIONS		$ 201 436
ACCRUED EXPENSES		32 435
TOTAL LIABILITIES		233 871
SHAREHOLDERS EQUITY:		
Common Stock - no par value:		
Authorized 100,000 shares - voting		
100,000 – non-voting		
Issued and outstanding 64,211 shares	$ 67 369	
Paid in capital	36 964	
Retained earnings	$ 152 854	257 187
		$ 491 058

See notes to financial statements

- 2 -

PORTSMOUTH FINANCIAL SERVICES

STATEMENT OF OPERATIONS

YEAR ENDED JUNE 30, 2011

REVENUES:

Commissions and Fees		$ 3 378 511
Investment Income		17 711
		3 396 222

EXPENSES:

Commissions	$ 2 145 986	
Officers salaries and commissions	351 871	
Employee compensation and benefits	330 949	
Operating expenses	389 755	
Trading costs	80 131	
Rent	187 806	3 486 498

LOSS BEFORE INCOME TAXES	(90 276)
INCOME TAX - CREDIT	9 900
NET LOSS	$ (80 376)

See notes to financial statements

- 3 -

PORTSMOUTH FINANCIAL SERVICES

STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY

YEAR ENDED JUNE 30, 2011

	Common Stock	Paid-In Capital	Retained Earnings	Total Shareholders Equity
Balance at July 1, 2010	$ 67 369	$ 36 964	$ 233 221	$ 337 554
Net Loss			(80 367)	(80 367)
Balance at June 30, 2011	$ 67 369	$ 36 964	$ 152 854	$ 257 187

See notes to financial statements

- 4 -

PORTSMOUTH FINANCIAL SERVICES

STATEMENT OF CASH FLOW

YEAR ENDED JUNE 30, 2011

CASH FLOW FROM OPERATING ACTIVITIES:

Net loss from operations		$ (80 376)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation expense		9 960
Changes in assets and liabilities:		
Commissions receivable	$ 6 571	
Prepaid expenses and other assets	2 041	
Federal and State income taxes	(9 916)	
Salaries and commissions	45 679	
Accrued expenses	(62 557)	
Total adjustments		(18 182)
NET CASH USED BY OPERATING ACTIVITIES		(88 598)
CASH AND CASH EQUIVALENTS, beginning of year		201 439
CASH AND CASH EQUIVALENTS, end of year		$ 112 841
INCOME TAXES PAID		$ 800

See notes to financial statements

- 5 -

PORTSMOUTH FINANCIAL SERVICES

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2011

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Portsmouth Financial Services (the Company) is a licensed securities broker-dealer registered with the SEC and FINRA and is engaged in the sale of securities and mutual funds, and is also a registered investment advisor, primarily in Northern California.

Security Transactions and Commissions

In accordance with industry practice, securities transactions and related commission revenues and expenses are recorded on a settlement date basis. The Company has entered into contracts with Pershing & Co., Inc. who has agreed to act as clearing brokers on a fully disclosed basis for all the Company's dealings with customer's securities accounts. Accordingly, the Company has no direct receivables or payables to customers or brokers as a result of securities transactions.

The Company does have receivables and payables from and to brokers and funds as a result of sales commissions earned on security and mutual fund transactions.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is computed by the straight line method based on the estimated useful lives of the related assets.

Marketable Securities

Marketable securities are valued at market value. The resulting difference between cost and market is included in income. Treasury bills and notes with less than one year to maturity at the time of purchase are carried at cost.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Asset Management and Advisor Income

Fees from Asset Management and Advisory fees are billed quarterly in arrears and recognized when billed.

- 6 -

NOTES TO FINANCIAL STATEMENTS (Continued)

JUNE 30, 2011

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Deferred taxes payable or refundable are recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred liabilities or assets between years.

Uncertain Tax Positions

The Company accounts for uncertain tax positions in accordance with GAAP. GAAP prescribes a recognition threshold and measurement process for financial statement recognition of uncertain tax positions taken or expected to be taken on a tax return. GAAP also provides guidance on recognition, derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company adopted these provisions on July 1, 2009. There was no impact on total liabilities or stockholders equity as a result of the adoption of these provisions.

The tax years that remain subject to examination by major tax jurisdictions start with the year 2007.

Date of Management's Review

Management has evaluated subsequent events through August 17, 2011, the date on which the financial statements were available to be issued.

NOTE B - DEPOSIT

The Company has deposited $50,000 with Pershing and Co. as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

NOTE C - LEASE

The Company leases its office under a non cancelable operating lease which expires in 2013. Minimum rental payment for the next two years is:

2012: $ 189,000
2013: $ 194,000

NOTES TO FINANCIAL STATEMENTS (Continued)

JUNE 30, 2011

NOTE D - PENSION PLAN

The Company has established a 401(k) plan covering all full time employees with over one year of service. The Company has not made contributions to the plan this year.

NOTE E - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and commissions receivables. The Company places their temporary cash investments with financial institutions and diversified mutual funds, thereby limiting the amount of credit exposure to any one financial institution. Concentrations of credit with respect to commissions receivables are limited due to the fact that most receivables are not payable to registered representatives until collected. As of June 30, 2011 the Company's only significant concentration of credit risk was with their checking accounts at a commercial bank. The Company balances on any day may exceed the insured amount by a material amount.

NOTE F - CAPITAL REQUIREMENTS

The Company is required to maintain minimum net capital as defined by the Securities and Exchange Commission equivalent to the greater of $50,000 or one-fifteenth of "aggregate indebtedness" as defined under the net capital rules. Net capital and the related net capital ratio fluctuate on a daily basis. At June 30, 2011, the Company had net capital of $129,860 and aggregate indebtedness of approximately $234,000, a ratio of 1.8 to 1.00.

NOTE G - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

The Company's transactions as a securities broker are executed with and on behalf of customers. The Company introduces these transactions for clearance to an Exchange member firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. Therefore, these activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations, which may result in a gain or a loss to the Company.

K. H. WM. KRUEGER, CERTIFIED PUBLIC ACCOUNTANT

NOTES TO FINANCIAL STATEMENTS (Continued)

JUNE 30, 2011

NOTE G - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK (Continued)

The Company seeks to control off-balance sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis.

NOTE H - NET OPERATING LOSS

The Company has a net operating loss carryforward that can be used to offset taxable income in future years. The Federal carryforward amounts to $31,954 and expires in 2026 unless used in prior years.

A $133,869 State of California carryforward expires as follows:

2025	$54,565
2026	$79,304

California has suspended net operating loss deductions for 2010 and 2011 and extended the expiration date for each year the net operating loss is suspended.

NOTE I - OPERATING EXPENSE REFUND

The Company has a disagreement with its clearing broker concerning certain monthly charges it believes were erroneously charged without appropriate approvals. The specific amount of the charges, which may be as high as $40,000, cannot be determined at this time. Therefore, the amount of any rebate that the Company may receive will reduce operating expenses when and if received.

SUPPLEMENTAL INFORMATION

PORTSMOUTH FINANCIAL SERVICES

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS

PURSUANT TO RULE 15c3-1

JUNE 30, 2011

COMPUTATION OF NET CAPITAL
    Stockholder's equity $ 257 187

NON ALLOWABLE ASSETS

Net receivables over 30 days	$ 43 352	
Net 12(B)1 fees	5 329	
Prepaid expenses and other assets	68 691	
Furniture and other equipment	9 955	
Total non-allowable assets		(127 327)

NET CAPITAL $ 129 860

COMPUTATION OF AGGREGATE INDEBTEDNESS
    Total aggregate indebtedness - liabilities
    From Statement of Financial Condition $ 233 871

    Ratio of aggregate indebtedness to net capital   1.8 to 1

COMPUTATION OF BASIC NET CAPITAL
REQUIREMENT
    Minimum net capital required (6 2/3% of aggregate
    indebtedness) $ 15 999

    Minimum dollar net capital requirement $ 50 000

    Net capital requirement (greater of above two amounts) $ 50 000

    Excess net capital $ 79 860

K. H. WM. KRUEGER, CERTIFIED PUBLIC ACCOUNTANT

PORTSMOUTH FINANCIAL SERVICES

STATEMENT REGARDING RECONCILIATION OF SCHEDULES

WITH THOSE FILED BY BROKER-DEALER

JUNE 30, 2011

The difference between net capital on the respondent's June 30, 2011 focus report as compared to these net capital financial statements is as follows:

Net capital per focus report			$ 132 748
Add:	Increase in net receivables	$ 9 959	
	Income tax adjustment	9 900	19 859
Deduct:	Increase in accrued expenses	6 690	
	Increase in non allowable assets	16 057	(22 747)
Net capital per this report			$129 830

- 11 -

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3

JUNE 30, 2011

The Company is exempt from provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

All customary transactions are cleared through Pershing & Co. on a fully disclosed basis.

K. H. Wm. Krueger
CERTIFIED PUBLIC ACCOUNTANT

August 17, 2011

Board of Directors
Portsmouth Financial Services
San Francisco, California

In accordance with Rule 17a-5(e) under the Securities and Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2011, which were agreed to by Portsmouth Financial Services and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Portsmouth Financial Services compliance with applicable instructions of the Assessment Reconciliation (Form SIPC-7). Portsmouth Financial Services management is responsible for Portsmouth Financial Services compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested, or for any other purposes. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared amounts reported on the audited Form X-17A-5 for the year ended June 30, 2011 as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments nothing no differences; and

5. Computed the amount of any overpayment applied to the current assessment with Form SIPC-7 on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

K. H. Wm. Krueger
Certified Public Accountant

PORTSMOUTH FINANCIAL SERVICES

SIPC SCHEDULE OF ASSESSMENTS AND PAYMENTS

YEAR ENDED JUNE 30, 2011

Total revenue per focus report		$ 3 353 477
Deductions per SIPC 7		1 397 041
SIPC net operating revenue		1 956 436
General assessment		$ 4 891
Payments:		
- SIPC 6	$ 2 205	
- SIPC 7	2 686	$ 4 891

K. H. Wm. Krueger
CERTIFIED PUBLIC ACCOUNTANT

August 17, 2011

Board of Directors
Portsmouth Financial Services
1850 Mt. Diablo Blvd., Suite 335
Walnut Creek, California 94596

In planning and performing my audit of the financial statements of **Portsmouth Financial Services** as of and for the year ended June 30, 2011, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess whether those practices and procedures referred to in the preceding paragraph can be expected to achieve the Securities and Exchange Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. *A significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2011, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Certified Public Accountant

K. H. WM. KRUEGER, CERTIFIED PUBLIC ACCOUNTANT